December 11, 2013

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CLARCOR Inc.
Form 10-K for the year ended December 1, 2012
Filed January 25, 2013
File No. 1-11024

Dear Mr. Humphrey:

The following is an addendum to the response of CLARCOR Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 1, 2013 (the “Comment Letter”) concerning the above referenced documents filed by the Company with the Commission.

We apologize to the Staff for our inadvertent oversight in not providing a response to Comment No. 5 in our letter to you dated December 4, 2013. We have set forth below the text of that comment, followed by the Company’s response. We also confirm to the Staff that our response to Comment No. 5 is consistent with how we described our accounting policy for legal expenses within our response to Comment No. 1.

Form 10-K for the fiscal year ended December 1, 2012

Notes to Consolidated Financial Statements, page F-8

B. Business Acquisitions, Investments and Redeemable Noncontrolling Interest, page F-12

5. Please provide us with a copy of your internal accounting policies with regard to accounting for legal expenses.

RESPONSE:

The Company expenses legal costs as incurred in the period the services are provided. Loss provisions for legal contingencies do not include an estimate of legal costs that might be incurred in the future in connection with the relevant ongoing litigation.

*        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

December 11, 2013

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our inadvertent oversight in not providing a response to Comment No. 5 in our earlier response letter. Please direct any questions or comments concerning this response letter to me at (615) 771-5134 or Richard M. Wolfson, Vice President - General Counsel and Secretary of the Company, at (615) 771-3505.

Sincerely,

/s/ David J. Fallon
David J. Fallon
Vice-President - Finance & Chief Financial Officer

cc:	Beverly Singleton, Securities and Exchange Commission
Juan Migone, Securities and Exchange Commission
Christopher L. Conway, Chairman and CEO, CLARCOR Inc.
Richard M. Wolfson, General Counsel, CLARCOR Inc.
Dave Shaffer, Partner, PriceWaterhouseCoopers